Exhibit 99.2

CIRCULITE, INC., MANAGEMENT SALE BONUS PLAN

Section 1.	Definitions.

The following terms shall be defined as set forth in this Section 1:

(a) “Board” means the Board of Directors of the Company.

(b) “Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions located in New York, New York are authorized or obligated by law or executive order to close.

(c) “Company” means CircuLite, Inc., a Delaware corporation, or any successor entity.

(d) “Merger Agreement” means that certain Agreement and Plan of Merger to be entered into on or about December 1, 2013, with HeartWare International, Inc., Chronos Merger Sub Inc., the Company, and the representative of the Company Securityholders.

(e) “Plan” shall mean this CircuLite, Inc., Management Sale Bonus Plan.

Capitalized terms used but not defined in this Section 1 or elsewhere herein shall have the meanings given to them in the Merger Agreement.

Section 2.	Funding of Management Sale Bonus Pool.

Upon and following the Closing, at each time that any amount becomes payable to Company Securityholders in their capacity as such pursuant to Section 2.14 or 2.16 of the Merger Agreement (each, a “Merger Consideration Payment”), the Company shall fund a bonus pool hereunder (the “Bonus Pool”) with an amount equal to five percent (5%) of such Merger Consideration Payment that, but for this Plan, would be paid to Company Securityholders pursuant to the Merger Agreement. The Bonus Pool shall be funded with cash or Parent Shares (or a combination of cash and Parent Shares) in the same proportion in which such Merger Consideration Payment is paid to the Company Securityholders at that time.

Section 3.	Allocation of Bonus Pool; Payment of Bonus Amounts.

(a) The Company shall separately notify each participant in the Plan (each, a “Participant”), in a writing (which may be delivered electronically) substantially in the form of Participant Notice attached hereto as Exhibit A (except as otherwise determined by the Board), of his respective allocation of the Bonus Pools and the formula for determining the amounts, if any, payable to him hereunder.

(b) The Company shall distribute the amounts in the first Bonus Pool to the Participants in accordance with the formulas set forth in their respective Participant Notices, and in the same proportion of cash and/or Parent Shares as are paid to the Company Securityholders pursuant to the Merger Agreement, as follows:

(i) With respect to amounts payable in cash, the Company shall distribute the amounts payable to Participants on the first practicable date following the Closing, in accordance with the Company’s standard payroll practices.

(ii) With respect to amounts payable in Parent Shares, the Company shall distribute the amounts payable within twenty-five (25) Business Days following the date on which the first Bonus Pool is funded hereunder (provided, that if at the end of such period, Parent does not have then available for filing with the Securities and Exchange Commission historical financial statements of the Company or pro forma financial statements relating to the acquisition effected by the Merger that comply in all material respects with Rule 3-05 and Article 11 of Regulation S-X and Item 9.01 of Form 8-K, then such twenty-five (25) Business Day period shall be extended by an additional ten (10) Business Days), and in no event later than March 15 of the year following the year in which the Closing occurs.

(c) Within thirty (30) Business Days following the date that each subsequent Bonus Pool is funded under the Plan, the Company shall distribute the amounts in the Bonus Pool to the Participants in accordance with the formulas set forth in their respective Participant Notices, and in the same proportion of cash and/or Parent Shares as are paid to the Company Securityholders pursuant to the Merger Agreement.

(d) All issuances of Parent Shares to Participants under the Bonus Pool shall be covered by a registration statement on Form S-8 that shall be filed and kept effective by Parent pursuant to Section 2.1(c) of the Registration Rights Agreement.

Section 4.	Confidentiality.

By participating in the Plan, each Participant agrees to keep the terms of the Plan and his participation in the Plan confidential at all times and not to disclose such terms to anyone (other than (i) to his immediate family members or personal tax and legal advisors, each of whom must agree to keep such terms confidential, (ii) to enforce his rights hereunder, or (iii) as required by law or legal process). The obligations of confidentiality set forth herein shall continue to apply even after all amounts have been paid out hereunder and after termination of the Plan.

Section 5.	Administration.

The Plan shall be administered by the Board, which shall have the authority and reasonable discretion, consistent with the terms of the Plan, to (i) construe, interpret, and implement the Plan, (ii) prescribe, amend, and rescind rules relating to the Plan, and (iii) make all other determinations deemed necessary or advisable for the administration of the Plan. The determination of the Board on all matters relating to the Plan or any amounts payable hereunder shall be final, binding, and conclusive.

Section 6.	Non-Alienation of Benefits.

A Participant may not assign, sell, encumber, transfer, or otherwise dispose of any rights or interests under the Plan except by will or the laws of descent and distribution. Any attempted disposition in contravention of the preceding sentence shall be null and void. In the event of a Participant’s death, amounts otherwise payable to him hereunder shall be paid to his estate.

Section 7.	No Claim of Right under the Plan.

Neither the Plan nor any action taken pursuant to the Plan shall be construed as giving any Participant any right to be retained in the employ of the Company.

Section 8.	Taxes.

The Company shall deduct from all amounts paid to each Participant under the Plan all federal, state, local, and other taxes required by law to be withheld with respect to such payments.

Section 9.	No Liability of Board or Board Members.

Neither the Board nor any of its respective members shall be personally liable by reason of any contract or other instrument related to the Plan executed by an individual or on its or their behalf in its or their capacity as the Board or members thereof, or for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each individual to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated against any cost or expense (including legal fees) or liability arising out of any act or omission to act in connection with the Plan unless arising out of such person’s own fraud or bad faith.

Section 10.	Effectiveness and Term; No Amendments.

This Plan shall be effective as of the date of its adoption by the Board, subject to the approval by the Company’s stockholders in a manner that satisfies the shareholder approval requirements set forth in Section 280G(b)(5)(B) of the Code, and shall continue in effect until the date as of which the Company Securityholders cease to be eligible for future Merger Consideration Payments pursuant to the Merger Agreement; provided, that following termination of the Plan, the Plan shall remain in effect for the sole purpose of paying out all amounts then-owing to Participants hereunder until such time as the final funded Bonus Pool has been fully distributed. This Plan may not be amended, supplemented, or otherwise modified, and may not be terminated, at any time, without the consent of all Participants (or their beneficiaries, as applicable). As a condition to the consummation of a sale, merger, or consolidation of the Company, in addition to any obligations imposed by law upon any successor to the Company, the Company shall require any successor (whether direct or indirect, by purchase of stock or assets, merger, consolidation, or otherwise) to all or substantially all of the business or assets the Company to expressly assume the Plan and agree to perform obligations hereunder in the same manner and to the same extent that the Company would be required to perform them if no such succession had taken place.

Section 11.	Securities Law Compliance.

No Parent Shares may be issued pursuant to this Plan unless the issuance of such Parent Shares (i) has been registered under the Securities Act of 1933, as amended (the “Securities Act”) (or the Company has determined that an exemption from registration under the Securities Act is available), (ii) has qualified under applicable state “blue sky” laws (or the Company has determined that an exemption from registration and from qualification under such state “blue sky” laws is available) and (iii) complies with all applicable foreign securities laws. All Parent Shares delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Company may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any exchange upon which the Parent Shares are then listed, and any other applicable securities law, and the Company may cause a legend or legends to be put on any stock certificates to make appropriate reference to such restrictions.

Section 12.	Section 409A.

It is intended that the payments to be made under this Plan comply with the “short-term deferral exemption” provided under Section 409A of the Code and the regulations promulgated thereunder, and the Board shall interpret the Plan provisions accordingly. Notwithstanding such, in no event whatsoever shall the Company or any of its affiliates be liable for any additional tax, interest, or penalties that may be imposed on any Participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code, other than for withholding obligations or other obligations applicable to employers, if any, under Section 409A of the Code.

Section 13.	Unfunded Plan.

Neither Participants nor their beneficiaries shall have any right, title, or interest whatsoever in or to any assets of the Company or any of its affiliates, whether or not set aside to aid it in meeting its obligations under the Plan. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company.

Section 14.	Governing Law.

The terms of the Plan and all rights thereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws.

*        *        *

Exhibit A

CircuLite, Inc., Management Sale Bonus Plan

Form of Participant Notice

Participant Name:

Bonus Pool Percentage:

As you may be aware, CircuLite, Inc. (the “Company”), has entered into a merger agreement with HeartWare International, Inc. (“HeartWare”), and certain of its affiliates, pursuant to which, subject to the closing of the merger, the Company will become a wholly owned subsidiary of HeartWare (the “Merger”). We believe that the value of the Company has been, and will continue to be, significantly enhanced by your past services with the Company. Accordingly, the Company is pleased to inform you that you have been selected to participate in the CircuLite, Inc., Management Sale Bonus Plan (the “Plan”), pursuant to which you are being provided with the opportunity to share in certain sale proceeds to be received by the Company’s equityholders in connection with the Merger. Capitalized terms used, but not defined, herein shall have the meanings given to them in the Plan.

Pursuant to the Plan, the Company shall fund a Bonus Pool with an amount equal to five percent (5%) of each Merger Consideration Payment that, but for the Plan, would be paid to Company Securityholders pursuant to the Merger Agreement. The Bonus Pool shall be funded with cash or Parent Shares (or a combination of cash and Parent Shares) in the same proportion in which such Merger Consideration Payments are paid to the Company Securityholders. Within twenty-five (25) Business Days (as defined in the Plan) following the date that the first Bonus Pool is funded under the Plan (provided that if the Company, at the end of such period, does not have then available for filing with the Securities and Exchange Commission historical financial statements of the Company and pro forma financial statements relating to the acquisition effected by the Merger that comply in all material respects with Rule 3-05 and Article 11 of Regulation S-X and Item 9.01 of Form 8-K, then such twenty-five (25) Business Day period shall be extended by an additional ten (10) Business Days), and in no event later than March 15 of the year following the year in which the closing of the Merger occurs, you shall receive an amount equal to the product of (i) your Bonus Pool percentage set forth above multiplied by (ii) the excess of (A) the aggregate amount of the first Bonus Pool funded pursuant to the Plan over (B) five hundred thousand dollars ($500,000). Within thirty (30) days following the date that each subsequent Bonus Pool is funded under the Plan, you shall receive an amount equal to your Bonus Pool percentage set forth above; provided, however, that with respect to any Bonus Pool funded in connection with the achievement of the third Milestone Payment in accordance with Section 2.16(a)(iii) of the Merger Agreement or the achievement of the fifth Milestone Payment in accordance with Section 2.16(a)(v) of the Merger Agreement, your Bonus Pool percentage shall instead be [            ]. The Company may separately distribute amounts payable in cash and amounts payable in Parent Shares.

As a Participant in the Plan, you agree to be bound by the terms of the Plan, including the requirement that you keep the terms of your participation in the Plan confidential at all times, which means that you may not tell any other coworkers, friends, etc., of your participation in the Plan. Your obligation to keep this confidential will continue to apply even after you have received your share of any Bonus Pool and after the termination of the Plan.

CircuLite, Inc.

By:
Title:

AGREED AND ACCEPTED THIS [        ] DAY OF [                ] 2013:

Signature

Print Name:

6